United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Starbucks Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Starbucks Corporation

RE: The case for voting YES on Shareholder Proposal No. 9 on the 2023 Proxy Ballot (“Shareholder Proposal Regarding Creation of Board Committee on Corporate Sustainability”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 9 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Proposal No. 9 on the 2023 proxy ballot of Starbucks Corporation (“Starbucks” or the “Company”). The Resolved clause states:

Shareholders of Starbucks request that the Board of Directors create a board committee on corporate sustainability to oversee and review the impact of the company's policy positions and advocacy on matters relating to the company's ongoing growth and sustainability. The company shall issue a public report on the committee’s findings by the end of 2023.

This report is necessary because:

1)Policies related to environmental, social and governance (“ESG”) principles; diversity, equity and inclusion (“DE&I”); and sustainability have created significant changes regarding the strategic goals and operating policies of Starbucks.

2)The safety of employees, store growth, and the financial standing of Starbucks is directly impacted by policies related to ESG, DE&I, and sustainability.

3)The board of directors does not thoroughly evaluate the results of ESG, DE&I, and sustainability efforts, with existing reports lacking details, objectivity, and analysis.

Policies related to ESG, DE&I, and sustainability have created significant changes regarding the strategic goals and operating policies of Starbucks.

In April of 2018, police arrested two African-American men who were conducting a business meeting at a Starbucks location in Philadelphia.[1] The two did not purchase anything from the restaurant and were reported by Starbucks employees to police for trespassing. They were subsequently arrested. Activists soon showed up to locations, claiming that Starbucks is “anti-black.”[2]

As a result of this pressure, Starbucks

temporarily closed nearly 8,000 stores involving about 175,000 employees for “racial-bias education,” despite only one Starbucks employee who incited the incident.[3] The training was led by the two men who were arrested, and by former Attorney General Eric Holder.[4]

Starbucks continued its response to this event by implementing its “Third Place Policy,” within a month of the arrests of Rashon Nelson and Donte Robinson. This policy gave all individuals access to Starbucks facilities regardless of whether they had purchased anything. Though the intent was to avoid situations like the unfortunate one that occurred with Mr. Nelson and Mr. Robinson, these policies led to a myriad of issues, and still gave employees the authority to contact police when individuals do not comply with employee instructions.5

1https://www.theguardian.com/us-news/2018/apr/16/arrest-of-two-black-men-at-starbucks-for-trespassing-sparks-protests

2https://www.usatoday.com/story/money/2018/04/16/starbucks-protests-philadelphia-black-men-arrests-racial-profiling/519706002/

3https://www.nakedcapitalism.com/2018/04/exclusive-calls-to-police-skyrocketed-after-hiring-of-philly-starbucks-manager-who-was-on-duty-during-starbuckswhileblack-arrests.html

4https://www.washingtonpost.com/news/business/wp/2018/05/02/african-american-men-arrested-at-starbucks-reach-1-settlement-with-the-city-secure-promise-for-200000-grant-program-for-young-entrepreneurs/

5https://www.forbes.com/sites/danpontefract/2018/06/01/did-the-starbucks-racial-bias-training-plan-work/?sh=21516d5d591e

Third Place Policy

“Creating a safe, welcoming, and kind third place is our top priority.”6

The Third Place Policy was designed to create an inclusive, welcoming environment for customers and non-customers. This allows anyone access to Starbucks tables, seats, and bathrooms. Despite explicit policies restricting alcohol, drug use, sleeping, and smoking, non-customer unrestricted access has led to higher levels of unauthorized and illegal activities.7 It has also resulted in Starbucks becoming known as America’s “public restroom,” as many non-patrons began using Starbucks’s free facilities.8

Despite publicized changes to policy, the company still allows workers to call police in response to customers who will not comply with employee directions. The Company’s policy currently states that “Anyone not contributing to a safe and welcoming environment will be asked to change their behavior. Anyone not changing their behavior may be asked to leave the store with possible assistance from law enforcement.”9 Employee discretion under the Third Place Policy is what instigated the 2018 Philadelphia arrests.10

In fact, Starbucks updated its bathroom policy in July of 2022 to give employees further discretion to close bathrooms to certain individuals, on a case-by-case basis, which also could cause a repeat like the 2018 Philadelphia incident.11 The Company believes that “a third-place environment cannot exist if some customers are treated unequally due to bias,” though its updated policy allows just that.12

The implementation of the Third Place Policy has changed how customers interact with Starbucks locations, while simultaneously impacting how employees are instructed to interact with customers.13 Starbucks’s commitment to reversing the bad blood resulting from the 2018 Philadelphia arrests has led the Company implement policy to normalize loitering and the free-use of store space and facilities.

The safety of employees, store growth, and the financial standing of Starbucks is directly impacted by policies related to ESG, DE&I, and sustainability.

Starbucks has prioritized the promotion of ESG, DE&I, and sustainability, despite the profoundly negative impacts these strategies have had, specifically those pertaining to the safety of employees, store growth, and the financial standing of the Company.

6https://stories.starbucks.com/stories/2022/message-to-starbucks-partners-safety-in-our-stores/

7https://nypost.com/2022/07/12/starbucks-to-close-16-us-stores-over-crime-rampant-drug-use/

8https://www.cnn.com/2022/07/21/business/starbucks-bathrooms-stores-closing/index.html

9https://content-prod-live.cert.starbucks.com/binary/v2/asset/137-72999.pdf

10https://6abc.com/philadelphia-starbucks-arrest-police-department/3342444/

11https://stories.starbucks.com/stories/2022/message-to-starbucks-partners-safety-in-our-stores/

Starbucks changes bathroom policy prompted by Philadelphia arrests in 2018 (inquirer.com)

12https://stories.starbucks.com/uploads/2021/03/Starbucks-2021-Civil-Rights-Assessment.pdf

13https://www.cbsnews.com/news/how-is-starbucks-open-bathroom-policy-working-out-not-great-one-study-says/

Safety Risks

Employee safety has been compromised as a result of the Third Place Policy, as evidenced by increased in-store drug use, vandalism, and theft.

Several months after the implementation of the Third Place Policy, Starbucks began to install syringe disposal units at its locations in an effort to protect employees, after the Third Place Policy resulted in a substantial increase in bathroom drug use. This was partially influenced by an Oregon OSHA report that found discarded needles had significantly increased after the Third Place Policy was instituted.[14] [15] Despite the installation of needle disposal boxes, many Starbucks locations still face rampant drug use and the improper handling of needles by users, subjecting Starbucks employees and staff to unsafe environments, despite corporate trainings on how to handle such situations.

These drug-related issues have continued to pose problems at locations, with stores facing other “challenging incidents” that made it “unsafe for (stores) to operate.”16 CEO Howard Schultz said that “there is an issue of, just, safety in our stores,” while also mentioning that the “mental health crisis in the country is severe, acute, and getting worse.17 He claimed that an internal survey revealed that “one of the primary concerns that our retail partners have is their own personal safety.”18

The safety of employees and customers has been jeopardized to the point where the Company is contemplating closing its bathrooms to the public, despite a significant amount of public pushback. Mr. Schultz said, “We have to harden our stores and provide safety for our people… I don’t know if we can keep our bathrooms open.”19

We believe accountability and disclosure is lacking regarding the deterioration of employee safety across Starbucks locations, with shareholders not adequately informed regarding the nature and frequency of safety-related events across Starbucks locations, and the material risk associated with it. We also believe that the detrimental impacts of the Third Place Policy on employee safety could have been avoided with thorough analysis from the board of directors.

14https://www.businessinsider.com/starbucks-needle-disposal-boxes-more-locations-2019-4

15https://www.ishn.com/articles/110650-starbucks-taking-steps-to-protect-workers-from-sharps-injuries

16https://www.cnbc.com/2022/07/14/starbucks-is-set-to-close-these-16-us-stores-over-safety-concerns.html

17https://nypost.com/2022/07/12/starbucks-to-close-16-us-stores-over-crime-rampant-drug-use/

18https://twitter.com/thehoffather/status/1547308330929963008?ref_src=twsrc%5Etfw%7Ctwcamp%5Etweetembed%7Ctwterm%5E1547308376765263872%7Ctwgr%5E%7Ctwcon%
5Es2_&ref_url=https%3A%2F%2Fthenationaldesk.com%2Fnews%2Famericas-news-now%2Famerica-has-become-unsafe-starbucks-ceo-discusses-issues-that-led-to-16-store-closures-coffee-howard-schultz

19https://www.cnn.com/2022/06/10/business-food/howard-schultz-starbucks-bathrooms/index.html

Influence on Future Growth Opportunities

As a result of deteriorating employee and customer safety, the Company has decided to close certain high-risk locations while simultaneously changing its corporate strategies to pivot away from its Third Place Policy.

During July of 2022, Starbucks decided to close 16 stores in their most recent push to close stores with repeated safety issues. This brings the total count of stores closed as a result of “safety concerns” to at least 24 during 2022.[20] Mr. Schultz has said Starbucks locations are “facing things the stores were not built for” – specifically homelessness, drug use, and crime.[21]

Starbucks’s new corporate strategy of
closing café-style locations, and opening more drive-thru and pickup-only locations, is part of the Company’s initiative to move away from its Third Place Policy due to safety and health issues.[22]

Though the closure of 16 stores in isolation does not materially impact the business of Starbucks, these stores will not be the only ones closed as a result of safety-related issues. In a leaked video, Mr. Schultz claimed that store closures due to safety issues will likely increase in the near future, despite being financially profitable.23 The materiality of safety concerns cannot be known without further disclosure from the Company, though it appears prevalent enough to be the number one concern of Starbucks’s partners.24

Financial Impact of Policies

Though Starbucks believes that having a welcoming, accepting environment is critical to financial success, a recent Wall Street Journal article disagreed with the premise. The article found that only 30 percent of customers consume their purchases on-premise, with beverages

20https://thehill.com/homenews/nexstar_media_wire/3696326-safety-concerns-shutter-20-starbucks-locations-including-stores-trying-to-unionize/

21https://www.nrn.com/operations/starbucks-will-be-closing-many-more-stores-howard-schultz-says-leaked-video-footage

22https://mynorthwest.com/3647856/starbucks-third-place-model/

23https://twitter.com/thehoffather/status/1547308330929963008?ref_src=twsrc%5Etfw%7Ctwcamp%5Etweetembed%7Ctwterm%5E1547308376765263872%
7Ctwgr%5E%7Ctwcon%5Es2_&ref_url=https%3A%2F%2Fthenationaldesk.com%2Fnews%2Famericas-news-now%2Famerica-has-become-unsafe-starbucks-ceo-discusses-issues-that-led-to-16-store-closures-coffee-howard-schultz

24https://twitter.com/thehoffather/status/1547308330929963008?ref_src=twsrc%5Etfw%7Ctwcamp%5Etweetembed%7Ctwterm%5E1547308376765263872%7Ctwgr%5E%
7Ctwcon%5Es2_&ref_url=https%3A%2F%2Fthenationaldesk.com%2Fnews%2Famericas-news-now%2Famerica-has-become-unsafe-starbucks-ceo-discusses-issues-that-led-to-16-store-closures-coffee-howard-schultz representing about 60 percent of total sales.25 Credit Suisse believes that Starbucks’s customers pay a 43.5 percent premium on average relative to other quick-service restaurants, such as McDonald’s, but “in a sign of its fading brand value and ubiquity,” Starbucks beverages are 11 percent-12 percent cheaper than other specialty coffee shops.26

Starbucks’s focus on opening its stores to all individuals regardless of whether they are a customer puts them at a disadvantage relative to quick service coffee providers and other low-cost coffee providers. An academic study found that visits relative to other coffee chains decreased 6.8 percent after implementation of the Third Place Policy, with the time spent at a Starbucks decreasing 4.2 percent. Visits decreased particularly near areas with large amounts of homelessness, with the reduction of time spent in stores being prevalent across races.27 The combination of these factors is a significant headwind to Starbucks’s financial growth.

Starbucks closing stores due to safety-related issues diminishes profitability, considering all stores that were closed were profitable.[28] The shift away from the Company’s Third Place Policy creates questions and concerns regarding the Company’s strategic market positioning, as creating a welcoming environment (i.e. the “Starbucks Experience”) is one of the company’s most influential competitive advantages.[29] Instead of publicly disclosing its intent to change its strategy, Starbucks is now attempting to remove its Third Place Policy privately, with managers claiming that most of the original programs from the policy have already dissipated.[30] This seems to create the worst of all worlds: public commitments stop being fulfilled, but customers and potential employees still have every reason to believe that Starbucks outlets remain unsafe.

The board of directors does not thoroughly evaluate the results of ESG, DE&I, and sustainability efforts, with existing reports lacking details, objectivity, and analysis.

The Board of Directors is charged with “ensuring that the Company’s business and affairs are managed to meet its stated goals and objectives and that the long-term interests of the

25https://www.wsj.com/articles/at-starbucks-third-place-is-no-longer-gold-11652094002

26https://www.wsj.com/articles/at-starbucks-third-place-is-no-longer-gold-11652094002

27https://www.cbsnews.com/news/how-is-starbucks-open-bathroom-policy-working-out-not-great-one-study-says/

28https://twitter.com/thehoffather/status/1547308330929963008?ref_src=twsrc%5Etfw%7Ctwcamp%5Etweetembed%7Ctwterm%5E1547308376765263872%7Ctwgr%5E%
7Ctwcon%5Es2_&ref_url=https%3A%2F%2Fthenationaldesk.com%2Fnews%2Famericas-news-now%2Famerica-has-become-unsafe-starbucks-ceo-discusses-issues-that-led-to-16-store-closures-coffee-howard-schultz

29https://toughnickel.com/industries/Sustained-Competitive-Advantage-of-Starbucks

30https://www.fastcompany.com/90732166/what-happened-to-starbucks-how-a-progressive-company-lost-its-way shareholders are served.”31 With the implementation of Starbucks’s Third Place Policy, this has shifted the goals and objectives of Starbucks so that locations are now free-to-use community spaces.

Starbucks has claimed that the Nominating and Corporate Governance committee of the board of directors actively oversees the effectiveness of ESG strategies, policies, practices, goals, and programs, though these reviews are only conducted annually and on top of a myriad of other responsibilities they are charged with.32 33 We are fascinated that the Audit and Compensation committee is charged with “Oversee(ing) the development, implementation and effectiveness of the Company’s practices, policies and strategies relating to human capital management as they relate to…diversity, equity and inclusion.”34 Given the close relationship between DE&I and ESG, we believe that it would advantageous for the board of directors to establish a committee that focuses on evaluating these policies more regularly and in relation to one another, and expressly to consider the harms that arise as a result of the company’s commitments to these policies and strategies.35

Starbucks implemented its Third Place Policy as a result of pressure from activists without conducting adequate strategic and financial analysis pertaining to how the policy would impact Starbucks location. Now that the policy has demonstrated its evident inadequacies and flaws, the board of directors needs to evaluate the potential implications of removing this policy from a safety, growth, and financial perspective. The board of directors should also evaluate the adequacy of the DE&I group in analyzing and implementing these policy changes.

Global Environmental and Social Impact Report

The Global Environmental and Social Impact (GESI) Report details information pertaining to Company sustainability, though the social impact of the Third Place policy is not measured, nor are the related health issues that have come as a direct result of the policy.36

Civil Rights Assessment

The Civil Rights Assessment is firstly impartial and secondly incomplete, as it lacks the objectivity and analysis to provide meaningful insight to shareholders of the Company.

The claims that the Civil Rights assessment is performed by a third party is ludicrous, as Eric Holder, who leads the

31https://www.starbucks.com/about-us/corporate-governance/ Starbucks Corporation Corporate Governance Principles and Practices for the Board of Directors

32https://investor.starbucks.com/financial-data/annual-reports/default/2023 Proxy Statement.aspx

33https://www.starbucks.com/about-us/corporate-governance/ Starbucks Corporation Nominating and Corporate Governance

34https://www.starbucks.com/about-us/corporate-governance/ Starbucks Corporation Audit and Compliance Committee Charter

35https://www.wellright.com/blog/csr-esg-dei-key-workplace-culture-employees

36https://stories.starbucks.com/uploads/2022/04/Starbucks-2021-Global-Environmental-and-Social-Impact-Report-1.pdf

assessment, is hardly an unbiased third party. Mr. Holder has been known for actively working with and supporting the missions of “progressive activists, race-obsessed bean counters and lawyers;” His partisanship is so deep that he was held in contempt of Congress for refusing to testify, which is a jailable offense.37 38

The Civil Rights Assessment is a guide to show how Starbucks is achieving its DE&I goals, not evaluating the impacts of them. As the assessment notes, the team that conducted the assessment “evaluated Starbucks’ commitment to civil rights, equity, diversity, and inclusion,” though it did not evaluate the impacts of those commitments.39 The Company has unquestionably demonstrated its commitment to these efforts actively since 2018, but has failed to address employee safety concerns, increasing crime rates in and around stores, and other issues that have arisen as a direct result of Starbucks’s commitment.

We urge the board of directors to select a politically unaffiliated, unbiased third party to lead the Civil Rights Assessment in future iterations of the assessment, while integrating an evaluation of the impacts, both positive and negative, of Starbucks’s commitment to its policies and procedures.

Conclusion

As shareholders, we are concerned by the impact the Third Place Policy has had on Starbucks, specifically pertaining to employee safety, store growth, and financial profitability. We believe that these issues were not thoroughly evaluated by the board of directors and urge the board of directors to establish a committee dedicated to regularly evaluating the impacts of DE&I, ESG, and other sustainability policies, procedures, and initiatives.

Given the reoccurring patterns of safety issues occurring at Starbucks locations, we as shareholders are concerned that the aforementioned safety concerns will continue to be an area of fear for partners and customers. This undeniably influences store growth, as evidenced by the closure of Starbucks locations with prevailing safety issues, which have been primarily a result of the Third Place Policy, despite being financially profitable.

Thus, we believe it is prudent to establish a separate board committee to study, document, and disclose the impacts these policies and practices have on the company’s culture, financial position, and operations. Starbucks has actively voiced its commitment to “furthering (DE&I, ESG, and sustainability) work with intentionality, transparency, and accountability.”40 If the board is committed to being transparent and accountable with their actions, then it should consider incorporating a committee, policies, and disclosures in conjunction with that commitment.

37https://www.heritage.org/crime-and-justice/commentary/the-injustice-eric-holder

38https://www.politico.com/story/2012/06/holder-held-in-contempt-of-congress-077988

39https://stories.starbucks.com/uploads/2021/03/Starbucks-2021-Civil-Rights-Assessment.pdf

40https://d18rn0p25nwr6d.cloudfront.net/CIK-0000829224/0b243e54-2d25-4d38-beb2-860cb9566095.pdf

Photo credits:

Page 2 – Philadelphia City Council members’ press conference, 2018, PHL Council/Creative Commons

Page 4 – Homeless man in Vancouver, Ted’s Photos/Creative Commons

Page 5 – Howard Schultz, Gage Skidmore/Creative Commons

Page 6 – Robin Wathen, a homeless woman, outside a Louisville, Ky. Starbucks, EX22218 - ON/OFF/Creative Commons

Page 7 – Eric Holder, U.S. Dept. of Education/Creative Commons

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For questions regarding Starbucks Corporation – Proposal #9 – the Shareholder Proposal Regarding Creation of Board Committee on Corporate Sustainability, supported by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.